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                             MDL CAPITAL MANAGEMENT, INC.
                       MDL BROAD MARKET FIXED INCOME PORTFOLIO
                        MDL LARGE CAP GROWTH EQUITY PORTFOLIO


                             SCHEDULE DATED MAY __, 1997
                           TO THE ADMINISTRATION AGREEMENT
                               DATED NOVEMBER 14, 1991
                         AS AMENDED AND RESTATED MAY 17, 1994
                                       BETWEEN
                           THE ADVISORS' INNER CIRCLE FUND
                                         AND
                                  SEI FUND RESOURCES


    Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the MDL Broad Market Fixed Income Portfolio and MDL Large Cap Growth Equity Portfolio (the Portfolios") at an annual rate equal to 15.0 basis points on the first $50 million of assets;12.5 basis points on the next $50 million of assets and 10.0 basis points on all assets over $100 million. There is a minimum annual administration fee of $80,000 per portfolio and $15,000 per additional class.

    Term: Pursuant to Article 7, the term of this Agreement shall commence on May __, 1997 and shall remain in effect with respect to the Portfolio for 4 years (the "Initial Term"). This Agreement shall continue in effect for successive periods of 2 years after the Initial Term, unless terminated by either party on not less than 90 days prior written notice to the other party. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the non-breaching party may immediately terminate this Agreement.